WORLD FUEL SERVICES CORPORATION
9800 NW 41st Street, Suite 400, Miami, FL 33178
tel 305.428.8000 fax 305.392.5620
www.wfscorp.com

May 30, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Karl Hiller, Branch Chief

Re:	World Fuel Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-09533

Dear Mr. Hiller:

This letter sets forth the responses of World Fuel Services Corporation (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated May 3, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2006, which was filed on March 1, 2007.

The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Staff’s Comments:

Financial Statement, page 40

Note 1 – Nature of Business, Acquisitions and Significant Accounting Policies, page 45

Derivatives, page 48

1.	We note that you utilize derivative contracts to create fair value hedges for your marine, aviation and land fuels. In doing so, you state that you “use a three-year period in assessing the qualification” of your fair value hedges, and that you prospectively discontinue hedge accounting when the hedging relationship is determined to be ineffective “over an extended period of time.” Please address the following observations regarding your policy for such derivatives:

(a)	It appears that you have grouped inventory as a whole for purposes of your hedge effectiveness assessment. Tell us how your treatment complies with the guidance in

United States Securities and Exchange Commission

May 30, 2007

paragraph 2l(a)(l) of SFAS 133, as it pertains to proportional correlation between changes in the fair value of various components comprising your inventory, and changes in the fair value of inventory as a whole; and paragraph 21(e) of SFAS 133, by addressing the extent to which your hedging instruments are for the same commodity and in the same location as your inventory.

Company’s Response:

We do not group our inventory as a whole for our hedge effectiveness assessment. The Company’s inventory fair value hedging program consists of the following:

1)	Aviation Fuel Inventory Hedging – This program consists of hedging aviation fuel inventory that is in-transit in pipelines or held in pipeline connected locations. The Company has exposure to changes in the fair value of this inventory and thus hedges this exposure. Because the inventory is physically being transported in the pipeline or held in storage at a pipeline connected location, the fair value of the inventory is estimated based on the spot price at the closest market to the input location to the pipeline, i.e. Gulf Coast, for the majority of the inventory, and based on the closest spot market to the delivery location, i.e. NY Harbor, for the balance of the inventory, which represent the estimated respective inventories’ replacement value at each location. The Company hedges this inventory at each of these locations separately using heating oil futures, which are considered the industry norm as a hedge instrument for jet fuel. The hedging instrument is not unique to each fuel type/location; rather a proportionate strategy (allowed under paragraph 18) is used, in which only a portion of the hedging instrument is used to hedge the respective indices/locations. Each hedging relationship is assessed using a separate regression analysis based on three years of daily historical spot prices between heating oil and the Gulf Coast index for jet fuel in one instance and heating oil and the NY Harbor index for jet fuel in the other, each of which demonstrates, at inception, a basis for the expectation of the hedge being highly effective prospectively and concluding that the hedge was highly effective retrospectively. The conclusions in each regression are based upon statistical parameters that support a valid hedging relationship (a coefficient of determination of 0.8 or higher, a slope between 0.80 and 1.25 and an F-statistic that is significant at the 95% confidence level).

2)	Marine Fuel Inventory Hedging – This program consists of hedging marine fuel inventory in the UK. There are two types of marine fuel, fuel oil and gas oil. The Company has exposure to changes in the fair value of these inventories and thus, hedges these exposures. The fair value of the respective inventories is determined as follows:

•	Fuel Oil – based on the spot price of Platts 3.5PCT Fuel FOB Rdam Barges index at Rotterdam

•	Gas Oil – Based on the spot price of Platts Gas oil 0.2 CIF NWE Cargoes index at Northwest Europe

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May 30, 2007

For each, the hedging instruments used by the Company to hedge the marine inventory are swaps for the respective Platts index utilized for the inventory fair value for fuel oil and gas oil. Each hedging relationship is assessed using a separate regression analysis based on three years of historical spot prices averaged monthly between the respective swap for fuel oil and gas oil, and historical spot prices for fuel oil and gas oil, each of which demonstrates, at inception, a basis for the expectation of the hedge being highly effective prospectively and concluding that the hedge was highly effective retrospectively. The conclusions in each regression are based upon statistical parameters that support a valid hedging relationship (a coefficient of determination of 0.8 or higher, a slope between 0.80 and 1.25 and an F-statistic that is significant at the 95% confidence level). Monthly historical average prices are used because the related hedge instruments (swaps) are settled on a monthly basis.

The basis for freight cost to/from the storage location generally has a very low period-to-period variability hence does not impact the hedge assessment.

As it relates to paragraph 21(a)(1) of SFAS 133, as noted above, the inventory is not grouped as a whole. Rather, each inventory fair value hedge relationship is related to a specific inventory fuel type and location and hedged with specific hedge instruments that are highly correlated and for which separate regression analyses are performed and are therefore not hedged as a portfolio.

In all cases, the designated risk being hedged is the risk of changes in the fair value of the entire hedged fuel in accordance with paragraph 21 (e) of SFAS 133.

Staff’s Comments:

(b)	Considering that inventory is the hedged item, an asset you have classified as current, explain how the three-year assessment period you utilize is relevant and consistent with your stated risk management strategy. In this regard, please address the guidance in paragraphs 20(b) and 22 of SFAS 133, by showing how the hedging relationship you describe is expected to be highly effective at inception, and on a continuing basis, measured every three months.

Company’s Response:

The Company’s inventory is classified as current because it is expected to be sold within 12 months. We use a regression analysis of historical spot prices for the last three years in order to assess the hedging relationship between hedge instruments and hedged items (inventory). We believe our hedge policy provides a statistically valid approach to assess the effectiveness of our hedges. We do not think the number of observations (three years worth) is relevant to the time period the inventory is held as each observation is a spot price which we believe is the most relevant price for this assessment. We believe our inventory fair value hedging strategies achieve our risk management strategy of mitigating market price fluctuations of our fuel inventories. As indicated above, each hedging relationship demonstrates, at inception, a basis for the expectation of the hedge being highly effective prospectively and concluding that the hedge was highly effective retrospectively. The conclusions in each regression are based upon

United States Securities and Exchange Commission

May 30, 2007

statistical parameters that support a valid hedging relationship (a coefficient of determination of 0.8 or higher, a slope between 0.80 and 1.25 and an F-statistic that is significant at the 95% confidence level). We perform the assessment of the effectiveness of our hedges quarterly in accordance with paragraph 20(b). We also measure hedge ineffectiveness and record this as described in paragraph 22.

Staff’s Comments:

(c)	Your policy to discontinue hedge accounting when the hedging relationship is determined to be ineffective “over an extended period of time,” does not appear to comply with the guidance of paragraphs 25 and 26 of SFAS 133, specifying that hedge accounting shall be discontinued beginning in the period that any of the criteria set forth in paragraphs 20 and 21 is no longer met. Tell us why you believe this guidance does not apply to you.

Company’s Response:

Our policy is to discontinue hedge accounting if our assessment (regression analysis as described above) ever fails to show high correlation. The language in our Form 10-K referred to ineffectiveness measurement, which we use to determine whether our assessment is valid in accordance with Statement 133 Implementation Issue No. E7. We discontinue hedge accounting if the quarterly assessment does not meet the criteria in accordance with paragraph 25. In order to avoid confusion going forward, we will delete the referenced sentence in future filings.

Staff’s Comments:

Revenue Recognition, page 51

2.	You state that “Revenue is recognized when fuel deliveries are made and title passes to the customer, or as fuel related services are performed….” Please expand your disclosure to clarify how the timing of recognition correlates with the physical movement of product from your suppliers to your customers, and to describe the means by which conveyance and custody occurs. It should be clear who performs such product conveyance or service (you or third parties), and the point at which ownership and all risk of loss transfers to the buyer. It should also be clear how you are able to establish compliance with each of the criteria described in SAB Topic 13 at the point of recognition. Additionally, considering your segment disclosures on pages 2 and 3, in which you state that you act as a reseller, arrange to have product delivered by your suppliers directly to customers, and enter into derivative contracts, please submit the analyses that you performed under EITF 99-19 and EITF 02-3 in determining you would not need to report revenues on a net basis.

Company’s Response:

With respect to the Staff’s recommendations to expand our disclosure to clarify how the timing of recognition correlates with the physical movement of product from our suppliers to our

United States Securities and Exchange Commission

May 30, 2007

customers, and to describe the means by which conveyance and custody occurs, we will expand such disclosure in future filings. The expanded disclosure will be clear as to who performs such product conveyance or service (we or third parties), and the point at which ownership and all risk of loss transfers to the buyer. Additionally, the expanded disclosure will make clear that our revenue recognition policy complies with the criteria of SAB Topic 13.

The Significant Accounting Policies—Revenue Recognition section under Note 1 will read as follows:

Revenue from the sale of fuel is recognized when the sales price is fixed or determinable, collectibility is reasonably assured and title passes to the customer, which is when the delivery of fuel is made to our customer directly from the supplier or a third party subcontractor. Our fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, we contemporaneously purchase fuel from the supplier, mark it up, and resell the fuel to the customer, generally taking delivery for purchased fuel at the same place and time as delivery is made. We record the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Commission from fuel broker services is recognized when services are performed and collectibility is reasonably assured. When acting as a fuel broker, we are paid a commission from the supplier.

Revenue from fuel related services is recognized when services are performed, sales price is fixed or determinable and collectibility is reasonably assured. We record the gross sale of fuel related services as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Based on the indicators to be considered in EITF 99-19, “Reporting Revenue Gross As A Principal Versus Net As An Agent,” we have determined that the appropriate reporting of our sales should be reported gross as a principal in the transaction and our marine fuel brokerage activities should be recorded net as an agent. This method of accounting has been consistently applied by the Company. Please refer to Exhibit A for the Company’s detailed analysis performed in accordance with EITF 99-19.

We do not engage in energy trading activities as defined in footnote 2 to EITF 02-3. We transact in an OTC market and hold our derivative contracts until maturity. As a result, the guidance for EITF 02-3 does not apply to our derivative instruments.

Staff’s Comments:

Note 5 – Commitments and Contingencies, page 67

Legal Matters, page 70

3.

We note your disclosures regarding various litigation contingencies, and though you state that you cannot estimate your “ultimate” exposure, you indicate that a ruling against you in any of the proceedings “could have a material adverse effect….” Please expand your disclosures to clearly indicate the extent to which an accrual has been made for each of the

United States Securities and Exchange Commission

May 30, 2007

matters mentioned, and also to include your estimate of the range of reasonably possible additional loss, beyond the amounts accrued. Similar disclosures should be made under “Legal Proceedings” on page 13. You may refer to SFAS 5, FIN 14 and SAB Topic 5:Y if you require further clarification or guidance.

Company’s Response:

We believe our disclosure complies with the requirements of SFAS 5. We believe that the likelihood of loss in all of the disclosed proceedings is remote. However, we have disclosed the proceedings – even though remote—out of an abundance of caution. Accordingly, no accrual has been made. We believe our statement that these proceedings could have a material adverse effect is accurate because we are unable to estimate the potential loss. We do not believe that we are required to state that no accrual has been made.

* * *

I believe the foregoing to be fully responsive to the Staff’s comments.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (305) 428-8000. My fax number is (305) 392-5620.

Very Truly Yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and
Chief Financial Officer

IMB/bp

Attachment

EXHIBIT A

INTEROFFICE MEMORANDUM

TO:	FILE

FROM:	TONY K. WONG

SUBJECT:	REPORTING FUEL REVENUE GROSS AS A PRINCIPAL VERSUS NET AS AN AGENT

DATE:	MARCH 4, 2004

The accounting topic of reporting revenue gross as a principal versus net as an agent has once again emerged as a significant issue in accounting and this topic is address by Emerging Issues Task Force Abstracts Issue No. 99-19 (“EITF No. 99-19”). EITF No. 99-19 provides guidance for the recognition of Gross Revenue versus Net Revenue by identifying indicators of Gross Revenue Reporting and Net Revenue Reporting. For each indicators identified in EITF No. 99-19, the following is a discussion regarding WFS’s significant business transactions based on the following categories: Aviation, Marine and Land Fuel Resell; Aviation Fuel Management; and Marine Fuel Brokerage.

Indicators of Gross Revenue Reporting stated in EITF No. 99-19 are as follows:

Indicator 1. The company is the primary obligor in the arrangement — Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Company Discussion: WFS is not a producer of aviation, marine, or land fuel and the physical delivery of such fuel to customers are made by third party fuelers which are either contracted by the suppliers or by WFS from oil refineries, off-shore storage facilities, airport fuel storage tanks, etc. However, WFS is responsible for fulfillment within Aviation, Marine and Land Fuel Resell and Aviation Fuel Management because of the acceptability of the fuel product purchased by the customer is WFS’s responsibilities. Customers may file monetary claims against WFS for ‘bad fuel’ shortages or other issues with the fuel and WFS will have to resolve such monetary claims with the customers. Based on the above WFS meets ‘indicator 1’ to record fuel sale at gross revenue.

For Marine Fuel Brokerage, when WFS brokers transaction between a supplier and a customer with or without another broker, WFS receives a commission from the supplier. Such commission fee is split with another broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

2. The company has general inventory risk (before customer order is placed or upon customer return) — Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between a company and a supplier that reduce or mitigate the company’s risk level. For example, a company’s risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the company is obligated to compensate the individual service provider(s) for work performed regardless of whether the customer accepts that work.

Company Discussion: For Aviation Fuel Resell and Aviation Fuel Management in the United States, sales are made to customers from our fuel inventory, which we purchased at ‘bulk’ volume and delivered to third party owned and operated airport fuel storage tanks, and back-to-back transactions. Although the fuel storage tanks are owned and operated by third party, WFS and other fuel suppliers own the fuel in the tanks. Monthly fuel activity statements are provided by the fuel storage tank owner/operator to WFS. For fuel sold from WFS’s inventory, WFS have general inventory risk and which meets ‘indicator 2’ to record fuel sale at gross revenue for these transactions. In addition, WFS is starting to buy fuel earlier in the ‘supply chain,’ and the shipment of such fuel via pipelines and third party transporters to various airports and fueling station in the case of Land fuel.

For Marine Fuel Resell, Aviation Fuel Resell outside of the United States, and most of Land Fuel Resell, sales are made to customers using back-to-back transactions. Such back-to-back transactions normally involves a customer requesting fueling and then WFS contracts a supplier of WFS’s choice and orders the fuel and then contact the customer to confirm the order. If the customers cancel their fuel order, WFS is still obligated to buy the fuel ordered from the supplier. In WFS’s business of fueling aviation jets, marine ships, and providing land fuel, the concept of returning fuel product does not exist, however, customers may file monetary claims against WFS for ‘bad fuel’ and WFS will have to resolve such monetary claims with the customers. Based on the above, WFS meets ‘indicator 2’ of general inventory risk to record fuel sales at gross revenue since WFS is obligated to buy fuel from supplier if the customers cancel their fuel order as well as the fact that the customers may file monetary claims against WFS. In addition, the business model for back-to-back transactions was made to minimize WFS’s risk of fuel price fluctuation for ‘inventory on hand.’ WFS’s business model for inventory management can be correlated to ‘just-in-time inventory,’ whereas WFS buys inventory (fuel) from supplier and then contracts a sale of such inventory to the customer.

For Marine Fuel Brokerage, WFS brokers a transaction between a supplier and a customer with or without another broker and WFS receives a commission from the supplier. Such commission fee is split with another broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

3. The company has latitude in establishing price — If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Company Discussion: For a majority of the transactions, sale purchase prices for Aviation, Marine and Land Fuel Resell are based on certain established fuel market prices for which WFS may purchase the fuel with a markup. WFS has and exercises latitude to establish the appropriate markup on each fuel sale within economic constraints of the customers with of competitors. Accordingly, WFS meets ‘indicator 3’ to record fuel sale at gross revenue for these transactions since WFS have latitude to establish the appropriate markup.

For Aviation Fuel Management, WFS purchases fuel from various suppliers and sells this fuel to fuel management customers at cost or WFS may sell its fuel inventory to fuel management customers at cost. WFS earns a pre-established monthly administrative fee from the fuel management customers for such services.

For Marine Fuel Brokerage, WFS brokers a transaction between a supplier and a customer with or without another broker and WFS receives a commission from the supplier. Such commission fee is split with another broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

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4. The company changes the product or performs part of the service — If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of a company’s physical change of the product or performance of the service and is not evaluated based on other company attributes such as marketing skills, market coverage, distribution system, or reputation.

Company Discussion: WFS is not a producer of aviation, marine, or land fuel and no changes to fuel product are made when purchased from suppliers.

5. The company has discretion in supplier selection — If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Company Discussion: Depending on the location of the requested fueling from customers, WFS may have multiple suppliers of fuel products for Aviation, Marine and Land Fuel Resell and Aviation Fuel Management transactions. However, for certain location where there is a monopolistic supplier of fuel product (such as a ‘state owned oil company’), WFS will only have one supplier. Since monopolistic oil companies are part of ordinary business in the oil industry and the fact that we have multiple suppliers in non-monopolistic locations, WFS meets ‘indicator 5’ to record fuel sale at gross revenue for these transactions.

For Marine Fuel Brokerage, WFS brokers a transaction between a supplier and a customer with or without another broker and WFS receives a commission from the supplier. Such commission fee is split with another broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

6. The company is involved in the determination of product or service specifications — If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Company Discussion: WFS is not a producer of aviation, marine, or land fuel and WFS purchases specific type for fuel product and specifications based on individual customer request for such order.

7. The company has physical loss inventory risk (after customer order or during shipping) — Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier’s facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based on the amount billed to the customer.

Company Discussion: For Aviation, Marine and Land Fuel Resell and Aviation Fuel Management transactions, WFS purchases fuel from suppliers and receives title from suppliers at delivery points in airport fuel storage tanks and WFS contracted third party fuelers’ vehicles/ships/locations. In addition, for supplier contracted third party fuelers, WFS receives title from supplier at delivery after the fuel leaves the suppliers’ hose and before it arrives on customers’ airplane, ships, or vehicle. Any loss of fuel between the suppliers’ hose and the customers’ airplane, ships, or vehicle represents ‘sunk cost’ for WFS. Based on the above, WFS meets ‘indicator 7’ to record fuel sale at gross revenue for these transactions.

For Marine Fuel Brokerage, WFS brokers a transaction between a supplier and a customer with or without another broker and WFS receives a commission from the supplier. Such commission is split with another

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broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

8. The company has credit risk — If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. A requirement that a company return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Company Discussion: As part of WFS’s ordinary course of business, regarding Aviation, Marine and Land Fuel Resell and Aviation Fuel Management transactions, WFS extends unsecured credit lines to its customers and takes the credit risk for all transactions. The success of the Company is heavily dependent on WFS’s ability to manage its credit risks to reduce WFS’s exposure for accounts receivable write-offs. Using an example transaction with a 5% gross profit margin on a $100 sale, WFS recognizes $5 in gross profit on such transaction and if the receivable on such transaction cannot be collected, then WFS would have to write-off $100. In such a transaction, WFS’s loss would have been $95. For certain customers, which makes up only a small portion of our business, WFS have minimized its credit risk through ‘sound’ business decision (attributable to credit risk management) by requiring customers to prepay fuel deliveries. Since these customers are on prepay terms, there may not be any credit risks for these specific customers. However, it is important to note that credit risk is not shifted to the WFS supplier. Prepay terms in WFS’s industry can be correlated to ‘COD – cash on delivery’ for other industries and such terms are made based on active management of credit risk and ‘sound’ management decision. The underlying example transaction, as indicated above, may still exist in prepay customers due to potential ‘bad checks,’ ‘preferential payments’ for potential bankruptcy, and other circumstances. Based on the above, WFS meets ‘indicator 8’ to record fuel sale at gross revenue for these transactions.

For Marine Fuel Brokerage, WFS brokers a transaction between a supplier and a customer with or without another broker and WFS receives a commission from the supplier. Such commission fee is split with another broker, if applicable. Accordingly, only the commission amount is recorded as revenue since WFS is acting as an agent for the supplier.

Indicators of Net Revenue Reporting, as stated in EITF No. 99-19 are as follows:

9. The supplier (not the company) is the primary obligor in the arrangement — Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company’s role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the company or the supplier is responsible for fulfilling the ordered product or service.

Company Discussion: Refer to discussion on ‘indicator 1.’

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10. The amount the company earns is fixed — If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.

Company Discussion: Refer to discussion on ‘indicator 3.’

11. The supplier (and not the company) has credit risk — If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.

Company Discussion: Refer to discussion on ‘indicator 8.’

Conclusion:

For Aviation, Marine and Land Fuel Resell transactions, since WFS meets indicators 1, 2, 3, 5, 7 and 8, WFS should record revenue gross based on the amount billed to the customer.

For Aviation Fuel Management, since WFS meets indicators 1, 2, 5, 7 and 8, WFS should record revenue gross based on the amount billed to the customer.

For Marine Fuel Brokerage, WFS record only the commission amount earned from supplier since WFS is acting as an agent for the supplier.

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